

Mail Stop 3030

November 22, 2016

<u>Via E-mail</u>
Gary L. Fischer
Chief Financial Officer and Corporate Secretary
AXT, Inc.
4281 Technology Drive
Fremont, California 94538

  **Re: AXT, Inc.
   Form 10-K for Fiscal Year Ended December 31, 2015
   Filed March 11, 2016
   File No. 000-24085**

Dear Mr. Fischer:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 38</u>

1. We note that the decrease in fiscal 2015 revenue is attributed to several distinct factors, including decreases in sales of GaAs and Ge substrate materials, decreases in sales of raw materials, increases in sales of InP substrates and raw materials price weakness. To assist investors in understanding the significance of the factors you cite, in future filings, please quantify the impact of the individual factors contributing to the change in revenues. Also, quantify the impact of changes in prices and changes in volume. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 for guidance.

Provision for Income Taxes, page 42

2.	We note the significant impact of the foreign tax rate differential and the overall low foreign effective tax rate in Note 13 on page 81. In future filings, please disclose and explain your foreign effective tax rate, including the primary taxing jurisdictions where your foreign earnings are derived, the relevant statutory rates and the impact of tax holidays.

Item 8. Financial Statements and Supplementary Data

Note 13. Income Taxes, page 80

3.	You disclose that you benefit from various tax holidays in China. In future filings please describe the factual circumstances of those tax holidays, identify the expiration dates and disclose the aggregate dollar and per share effects of the arrangements. Refer to Staff Accounting Bulletin Topic 11.C.

4.	We refer to the income tax rate reconciliation presented on page 81. In future filings please revise the item "foreign rate differences" to separately disclose its material components, including the effects of differing statutory rates, tax holidays and any other material components. Refer to Rule 4-08(h) of Regulation S-X.

5.	In future filings please present a tabular reconciliation of unrecognized tax benefits for each annual period presented in your financial statements. Refer to ASC 740-10-50-15A.

Note 15. Segment Information and Foreign Operations, page 83

6.	You disclose throughout the filing that your products currently include indium phosphide (InP), gallium arsenide (GaAs) and germanium (Ge) substrates used to produce semiconductor devices and that you also sell raw materials through your participation in majority- and minority-owned subsidiaries and joint ventures. Please tell us how you considered the product line disclosure from ASC 280-10-50-40.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 with any questions. You may also reach me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery